FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit 1	Total Voting Rights
Exhibit 2	Disposal of stake in Linea Directa Aseguradora
Exhibit 3	Filing of Annual Report on Form 20F
Exhibit 4	Rule 8.3- (Northern Petroleum plc)
Exhibit 5	Directorate Change
Exhibit 6	Rule 8.3- (Northern Petroleum plc)
Exhibit 7	Senior Executive Changes
Exhibit 8	Rule 8.3- Northern Petroleum Plc
Exhibit 9	Director/PDMR Shareholding
Exhibit 10	Rule 8.3- (Northern Petroleum plc)
Exhibit 11	Presentation to UBS Global Financial Services Conf
Exhibit 12	Rule 8.3- (Northern Petroleum plc)
Exhibit 13	Publication of Prospectus
Exhibit 14	Rule 8.3- (Northern Petroleum plc)
Exhibit 15	Publication of Prospectus
Exhibit 16	Rule 8.3- (Northern Petroleum plc)
Exhibit 17	Rule 8.3- (Northern Petroleum plc)
Exhibit 18	Directorate Change
Exhibit 19	Director/PDMR Shareholding
Exhibit 20	Dividend Declaration

Exhibit No. 1

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on
29 April 2009, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 29/04/2009

Ordinary shares of £0.25	56,365,721,284	1	56,365,721,284
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	56,366,621,284		56,369,321,284

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc announces disposal of stake in Linea Directa
Aseguradora
30 April 2009
The Royal Bank of Scotland Group plc ("RBS")
today
announces that it has
 agreed to sell
 its 50% shareholding
 in Linea Directa
 Aseguradora

("LDA")
to its joint venture partner, Bankinter,
for a
cash
 consideration of
€
426 million
.
The price of
€
426 million
 represents a consideration of
2.5x
 the tangible book value, and a price to
earnings ratio of
11.9
x
 2008
 earnings
.
The impact of this
sale

is expected to
result in a
 net gain on sale of
just
over

£200 m.
RBS will continue to operate its
Insurance
businesses
 in
the
UK,

Germany
 and
Italy
.

The disposal of
LDA
 is consistent with the strategy as announced on 26 February 2009. As a 50/50% joint venture, Linea Directa Aseguradora has operated as a largely independent Spanish insurance operation with limited connection to the Group
.
Contacts
Investors:
Richard O'Connor
Head of Investor Relations
+44 (0)207 672 1758

Media
:
Neil Moorhouse

Michael Strachan
Head of Group Media Centre

Media Relations Manager
+44 (0)131 523 4414

+44 (0)131 626 3997

Notes to Editors
Linea Directa
 Aseguradora
Linea Directa
Aseguradora

was launched as a 50/50% joint venture with Bankinter in 1995. Since then, it has become the #6 motor insurance company in
Spain
 and the #1 direct motor insurance provider. In addition to motor insurance, it also provides motorcycle insurance, commercial fleet insurance, and has recently launched household insurance.

At 31st December 2008 Linea Directa Ase
guradora had total assets of €1,016

m
illion
.

RBS Insurance
RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in
Germany
 and
Italy
. The Intermediary and Broker division sells general insurance products through independent brokers.

Exhibit No. 3

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE
US
 SECURITIES AND EXCHANGE COMMISSION

The Royal Bank of Scotland Group plc (the "Company")
announced today that, on
29 April 2009, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The document is available for viewing on the SEC website at
www.sec.gov
 and also on the Company's website at
www.rbs.com
. The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge. Requests may be made by writing to the Group General Counsel and Group Secretary
, The Royal Bank of Scotland Group plc, RBS Gogarburn,
PO Box 1000
,
Edinburgh

EH12 1HQ
.

Aileen Taylor
Head of Group Secretariat
30 April 2009

Exhibit No. 4

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	30 April 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 38 2 , 353	7.56 56%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 38 2 ,353	7.56 56%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
class
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

Rights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale	82,218 17,782 25,000	120.00 GBP 120.18 GBP 121.94 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	1 May 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 5

The
Royal Bank of Scotland
 Group plc

Impending Board Changes

Guy Whittaker, currently Finance Director of RBS, has agreed to step down from the RBS Board and leave the Bank later this year allowing time to undertake an orderly search for a successor.
This is expected to be by October 2009. In the meantime his current role and responsibilities continue unchanged.

Stephen Hester, RBS Chief Executive, comments

"It is with sadness we reach this parting with Guy and typical of him to agree to serve
 a full transition period. Guy has held one of the most demanding roles at RBS. Since I joined in late November last year, he has given everything to assist our creation of a new direction for RBS and give it the best chance of success. Now that we have passed the 2008 year end and are fully focused on the 3-5 year journey ahead to standalone health, it is a logical time to make changes. Guy leaves RBS with my thanks and support and we wish him well in the future once his time here comes to a close."

A f
urther announcem
ent
 will be made later in the year when a successor has been appointed.

For Further Information Contact
:

Neil Moorhouse
Head of Group Media Centre

+44 (0) 131 523 4414

Exhibit No. 6

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	01 May 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interests
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 3 48 , 414	7.5 179%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 3 48 , 414	7.5 179%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	33 , 939	1. 2329 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	5 May 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 7
Attn:

  NEWS DESKS
             BUSINESS DESKS

6th May 2009
RBS
 Group

Announces
Further Senior Executive
Changes
  Brian Hartzer to join RBS from ANZ to assume responsibility for UK
   Retail, Wealth and Ulster Bank business divisions
  Paul Geddes, currently
   CEO
   of UK Retail, to join the Executive Committee as
  CEO
   of RBS Insurance
  Chris Sullivan, currently
  CEO
  of RBS Insurance, to become
  CEO
   of UK Corporate Banking Division
RBS

is pleased to announce a number of change>s and new appointments to
the
Group's Executive Committee (Exco). Once these have taken effect>, together with the pending change of
Chief Financial Officer
 announced yesterday,
all 9 members
of
the Group's Exco
will be new to their posts within the last 14
 months, 7 since October
 of last year
. This will complete the management restructuring at this level though further changes will continue elsewhere in the
 Group
. These appointments
complement
the new strategic direction
for RBS
set out in February
and, once bedded down, will help underpin its implementation.
Brian Hartzer will join RBS and take over responsibility from Gordon Pell as Executive Committee member responsible for the UK Retail, Wealth and Ulster Bank business divisions. These important businesses rank respectively 2nd, 1st and 3rd in their markets. Brian joins from Australia and New Zealand Banking Group Ltd. (ANZ) where he was Chief Executive Officer - Australia and Global Segment Lead for Retail, since October 2008. Brian had been directly responsible for the Retail, SME, and Wealth businesses since 2004, during which time ANZ increased profit in these businesses by 50% and improved its market share of Australian Retail customers from 4th to 2nd position overall as well as being recognised as having the best customer service of any bank in Australia. Gordon Pell will retain the position of Deputy Chief Executive of RBS through the transition period until his retirement, as previously announced, early next year.

Paul Geddes
 will join
the Group's
Exco as
CEO
 of
RBS
' market leading general i
nsurance
 businesses
. He currently runs the
UK Retail business reporting to Gordon
 Pell
.

Paul became CEO of the Retail business in December 2006, driving a successful period for the division - growing income and strengthening market share and customer satisfaction
. That
 business will now report directly to Brian Hartzer.

Chris Sullivan, currently CEO of RBS Insurance, will take over from Alan Dickinson to become CEO of the UK Corporate Banking Division (including the SME franchise). The Group's Global Transaction Services division run by Brian Stevenson will also report to him. These businesses hold market positions of 1st in the UK and 5th worldwide respectively. Chris Sullivan has overseen considerable success for RBS Insurance since November 2006 including a record performance in 2008. His background prior to that was in RBS' UK Retail and Corporate businesses. Alan Dickinson will stay on as Chairman of the Division assisting the transition until he retires as planned early next year.

Further to the
 February
 announcement of his
appointment as Head of Risk and Restructuring (including RBS' new 'Non Core' Division and the pending Asset Protection Scheme portfolio),

Nathan Bo
stock

will
 join from Abbey National to
 take up his role on 1st June
.

Stephen Hester, RBS Group Chief Executive commented
:
 "I am extremely pleased to have been able to move rapidly to assemble a strong leadership
 team. We have many challenges ahead but really great businesses on which to build. As ever, people are the key to making ambitious strategy a reality.
The journey to standalone strength is a 3-5 year one,
 with tough restructuring to execute against
 an inclement economic backdrop
.

I am, however,
increasingly confident

that we have assembled the 'tools' to do the job.
"
We welcome Brian Hartzer to RBS. H
e is very highly regarded as a r
etail banker and he
w
ill fit into our team very well. We are excited to have him. It is also great to have two excellent internal candidates for maj or d
ivisional
portfolios
. Chris and Paul have impressed me since we began working together in recent months and are well suited for
their new roles. I am exceptionally grateful to Gordon and Alan for their crucial stewardship and look forward to their continued counsel over the transition period."
NOTES TO EDITORS
  The changes outlined above are expected to take effect from
  31
  st
   July subject to regulatory clearance.
  Brian Hartzer
  is 42 years old, a joint US
  and
   Australian citizen and is married with 4 young children.
  A
  Princeton graduate
  . He

  joined ANZ in 1999 to run their Consumer Finance business (credit cards, merchant services and personal loans) until 2004. He then took over the full Retail bank portfolio (including SME and Wealth) and in 2008 added the role of Chief Executive Australia for all ANZ business lines, as well as Global Segment Lead for Retail. Prior to joining ANZ Brian was a financial services consultant in New York, San Francisco and Melbourne for 10 years.
  Paul Geddes
  joined RBS in 2004 as
  Managing Director, Marketing & Strategy, Retail Banking and now holds the position of CEO,
  Retail
   Banking
  , responsible for around 30,000 people serving
   over
  12m customers. He
  graduated from Oxford University and started his career with Proct
  e
  r & Gamble in
  the UK and Europe
  . From 1997 he worked for Kingfisher plc as Head of Marketing at Superdrug, then Marketing Director of Comet when he also ran
  the Comet Direct franchise
  . In 2001, Paul joined the board of Argos as Marketing Director
  , also running the award winning online business Argos.co.uk
  . During this time Argos doubled profit, added 50% to sales and won awards for marketing, eCommerce and in 2003 was named Retailer of the Year.

  Chris Sullivan was appointed the
  CEO
  of RBS Insurance in November 2006.
  His
  previous role
  at RBS
  was as Chief Executive of Retail and Deputy Chief Executive of Retail Markets. Prior to this, Chris was Chief Executive of RBS
  G
  roup's UK and European businesses in cards and consumer finance, primarily delivered through the direct delivery channels.
  In 1993, Chris became the National Sales Director for Lombard Business Finance, moving on to become Managing Director and later Chief Executive of Lombard Group
  .

  The other members of RBS' Executive Committee not mentioned above are;
-   Stephen Hester - Chief Executive Office
r
, took up his post on 21
st
 November 2008)
-   John Hourican - Head of Global Banking and Markets,
took up
 his
 post on 1
st
 November 2008
-   Ellen Alemany -
Chairman (since
March
 2009) and
CEO
(since March 2008)
of Citizens
     Financial Group
and Head of
RBS Americas
 (since March 2007).
-   Ron Teerlink -
Chief Administration Officer
 (since February 2009) having been CEO of
    Manufacturing Division (since
April 2008
)

-   Guy Whittaker -
Chief Financial Officer
 (
departure announced on 5
th
 May 2009)

For further information contact:
Andrew Wilson, Head of Group Corporate Affairs
+44 131 626 4022
+44 7810

636995

Neil Moorhouse, Head of Group Media Centre
+44 131 523 4414
+44 7786 690029

Exhibit No. 8

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	06 May 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 3 23 , 414	7. 4828%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 3 23 , 414	7. 4828%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25 , 000	1. 2 800 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	7 May 200 9
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
291

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.
43

14. Date and place of transaction
7
May

2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
18,
331

shares 0.
000
0
3
%

16. Date issuer informed of transaction
7
May
2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
7
May
2
009

Exhibit No. 10

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	11 May 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 265 , 4 88	7. 4014%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 265 , 4 88	7. 4 014%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	57 , 926	1. 2 328 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	12 May 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 11
The Royal Bank of Scotland Group plc ("RBS") - Presentation to the UBS Global Financial Services Conference

12th May 2009

Stephen Hester, Group Chief Executive, presents to the UBS Global Financial Services Conference in New York on Tuesday 12th May at 14.50 EST.

A copy of the presentation is ava
ilable on the Group's website w
ww.rbs.com/ir.

For further information:

Investor Relations

Richard O'Connor

Tel: +44 (0) 207 672 1758

Media

Neil Moorhouse

Head of Group Media Centre

+44 131 523 4414

+44 7786 690029

END

Exhibit No. 12

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 0 5
Date of dealing	1 2 May 200 9

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 2 5 5 , 4 88	7. 3873%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 2 5 5 , 4 88	7. 3873%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10 , 000	1. 2 8 00 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	13 May 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.13

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary Prospectus
to
The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc £
75
,000,000,000 Euro Medium Term Note Programme

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2563S_-2009-5-14.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No. 14

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 0 5
Date of dealing	1 3 May 200 9

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 2 1 5 , 4 88	7. 33 10%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 2 1 5 , 4 88	7. 33 10%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale	10 , 000 30,000	1. 2 8 00 GBP 1.2694 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	1 4 May 200 9
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 15

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary
Offering Memorandum
to
The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc
U.S.$35
,000,000,000 Medium
-
Term Note Program

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2911S_-2009-5-14.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

David O'Loan

Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No. 16

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 0 5
Date of dealing	14 May 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 2 42 , 000	7. 3 684%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 2 42 , 000	7. 3 684%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchas e	10 , 000 16 , 512	1. 1000 GBP 1. 1200 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	1 5 May 200 9
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 17

                                                                                                                  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 0 5
Date of dealing	1 5 May 200 9

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 2 16 , 724	7. 3 328%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 2 16 , 724	7. 3 328%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25 , 276	1. 2700 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	1 8 May 200 9
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 18

22

May
 2009

The Royal Bank of Scotland Group plc
Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today that
Sir
Sandy Crombie
has
 been appointed as
a Non-
executive Director

of RBS

with effect from
1
June
 2009
.

 Upon
his
appointment
Sir Sandy
will become the Senior Independent Director
 of the RBS Board
.
Commenting on the Board
appointment
Philip Hampton, Chairman of RBS, said:
"I am very pleased that Sir Sandy
Crombie
has agreed to join our Board and to undertake the important role of Senior Independent Director.
Sandy
 has a deep understanding of insurance and financial services, having held a number of senior executive positions during his career at Standard Life, which he led successfully through its stock market flotation in 2006. We are also fortunate that he will bring to the role of Senior Independent Director his extensive experience of, and engagement with, institutional shareholders, government and regulators.
Sandy Crombie's
 appointment, which has been made in consultation with our majority shareholder, United Kingdom Financial Investments Limited, is a further major step in the restructuring of our Board as we implement our strategic plan to return to standalone financial strength. "
The appointment
 is
 subject to regulatory approval. There are no other matters requiring disclosure under Listing Rule 9.6.13.
For Further Information Contact
:
Neil Moorhouse
Head of Group
Media Relations

  +44
131 523 4414

Notes to Editors

Biographical Details
Sandy
Crombie
is currently Group Chief Executive of Standard Life plc
.

In March 2009,
after 42 years with the insurer,
it was announced that he would step down
 following the appointment of a successor
.
 After
joining as a trainee
actuary, he held a number of positions with Standard Life between 1966 and 1998. In 1998, he was appointed Chief Executive of Standard Life
Investments when it was launched.
In 2002, he became Deputy Group Chief Executive and he was appointed Group Chief Executive in 2004.
He is a Director of the Association of British Insurers and is also a member of the Chancellor of the Exchequer's High Level Group, formed in 2006 to develop and support
London
 as the leading financial centre. He also sits on the Chancellor's Insurance Industry Working Group.
 He received a knighthood for services to the insurance industry in
Scotland
 in the 2009 honours list.
He is also Chairman of the Edinburgh UNESCO City of Literature Trust and Vice Chairman of the Board of Governors of the
Royal

Scottish

Academy
 of Music and Drama. In 2007, he was the Prince of Wales Ambassador for Corporate Social Responsibility in
Scotland
.

Exhibit No. 19

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes
3. Name of
person discharging managerial responsibilities
/
director
Alan Peter Dickinson
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
n/a
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
n/a
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
n/a
8 State the nature of the transaction
Conditional share equivalent award under The Royal Bank of Scotland Group plc 2001 Medium-Term Performance Plan. The date of grant is
22
 May 2009 and the award will vest on

1 January 2012
 subject to performance conditions
outlined
 in section 23 below.
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
Share equivalent award over 1,879,405 Ordinary Shares of 25p subject to performance conditions
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
n/a
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
n/a
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

n/a
13. Price per
 share
 or value of transaction
Nil-Cost
14. Date and place of transaction
22 May 2009
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
n/a
16. Date issuer informed of transaction
22 May 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
n/a
18. Period during which or date on which it can be exercised
n/a
19. Total amount paid (if any) for grant of the option
n/a

20. Description of
shares
 or debentures involved (
class
 and number)
n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
n/a

22. Total number of
shares
 or debentures over which options held following notification
n/a
23. Any additional information
Conditional share equivalent award under The Royal Bank of Scotland Group plc 2001 Medium-Term Performance Plan
.
Vesting of this award is subject to delivery against the performance targets developed in the RBS
Group
strategic plan, over a three-year period. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Neil Moorhouse, Group Communications
Tel No. 0131 523 4414
Mobile
. 07786 690029
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
22
 May 2009
----------------------------------------------------------------------------------------------------------------------------
-----------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes
3. Name of
person discharging managerial responsibilities
/
director
Christopher Paul Sullivan
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
n/a
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
n/a
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
n/a
8 State the nature of the transaction
n/a
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
n/a
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
n/a

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
n/a
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

n/a

13. Price per
 share
 or value of transaction
n/a

14. Date and place of transaction
n/a

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
n/a
16. Date issuer informed of transaction
n/a
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17
.
 Date of grant
22
 May 2009
18. Period during which or date on which it can be exercised
1 January 2012 -
21 May 2019
19. Total amount paid (if any) for grant of the option
n/a

20. Description of
shares
 or debentures involved (
class
 and number)
Option over 1,769,773 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil
-Cost
22. Total number of
shares
 or debentures over which options held following notification
n/a
23. Any additional information
Nil-Cost share options granted under
The Royal Bank of Scotland Group
 plc 2001 Medium-Term Performance Plan. Vesting of these options is subject to delivery against the performa nce targets developed in the RBS Group
 strategic plan, over a three-year period. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Neil Moorhouse, Group Communications
Tel No. 0131 523 4414
Mobile
. 07786 690029
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
22
 May 2009
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes
3. Name of
person discharging managerial responsibilities
/
director
Ron Teerlink
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
n/a
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
n/a
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
n/a
8 State the nature of the transaction
n/a
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
n/a
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
n/a
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
n/a
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

n/a
13. Price per
 share
 or value of transaction
n/a
14. Date and place of transaction
n/a
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
n/a
16. Date issuer informed of transaction
n/a
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
22
 May
2009
18. Period during which or date on which it can be exercised
1 January 2012 -
21 May 2019
19. Total amount paid (if any) for grant of the option
n/a

20. Description of
shares
 or debentures involved (
class
 and number)
Option over 1,879,405 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil-Cost
22. Total number of
shares
 or debentures over which options held following notification
n/a

23. Any additional information
Nil-Cost share options granted under
The Royal Bank of Scotland Group
 plc 2001 Medium-Term Performance Plan. Vesting of these options is subject to delivery against the performance targets developed in the RBS
 Group
 strategic plan, over a three-year period. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Neil Moorhouse, Group Communications
Tel No. 0131 523 4414
Mobile
. 07786 690029
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
22
 May 2009
----------------------------------------------------------------------------------------------------------------------------
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes
3. Name of
person discharging managerial responsibilities
/
director
Ellen Alemany
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
n/a
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
n/a
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
n/a
8
.
 State the nature of the transaction
n/a
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
n/a
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
n/a
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
n/a
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

n/a
13. Price per
 share
 or value of transaction
n/a
14. Date and place of transaction
n/a
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
n/a
16. Date issuer informed of transaction
n/a
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
22
 May 2009
18. Period during which or date on which it can be exercised
1 January 2012 -
21 May 2019
19. Total amount paid (if any) for grant of the option
n/a

20. Description of
shares
 or debentures involved (
class
 and number)
Option over 5,897,964 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil-Cost
22. Total number of
shares
 or debentures over which options held following notification
n/a

23. Any additional information
Nil-Cost share options granted under
The Royal Bank of Scotland Group
 plc 2001 Medium-Term Performance Plan. Vesting of these options is subject to delivery against the performance targets developed in the RBS
 Group
 strategic plan, over a three-year period. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Neil Moorhouse, Group Communications
Tel No. 0131 523 4414
Mobile
. 07786 690029
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
22
 May 2009

Exhibit No. 20

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDEND ON SERIES F, H,
AND
L
-T
 NON-CUMULATIVE DOLLAR PREFERENCE SHARES
OF
 US$0.01 FOR
THE THREE MONTHS TO 30 JUNE 2009
The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 June 2009
. The divide
nds will be paid on
30
 June 2009
 at the undernoted rates to holders on the register at the close of business on 15 June 2009.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0. 421875
Seri es R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

22 May 2009
End

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDEND ON SERIES 2 NON-CUMULATIVE PREFERENCE SHARES OF €0.01 FOR THE
YEAR
 TO 30 JUNE 2008
The Directors have declared the specified dividends on the undernoted series of Non-cumulative preference shares of €0.01 each for the year
to 30 June 2009
.
The dividends will be paid on
30 June 2009
 at the undernoted rates to holders on the register at the close of business on 15 June 2009
.

Series	Dividend payable per share
Series 2	€52. 50

22 May 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  29 May 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat